Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File No.: 333-207268

Explanatory Note: The following written presentation materials were first used by Suncor Energy Inc. on November 10, 2015.

(Presentation materials begin on the following page.)

Suncor's proposed acquisition of Canadian Oil Sands Limited
Information
for
Canadian
Oil
Sands
Limited
(COS)
Shareholders
–
Dated
November
10,
2015
All amounts in this presentation are in Canadian dollars (unless otherwise noted). Please review Advisories section.
Building on 50 years of oil sands experience

Advisories
NOTICE TO U.S. HOLDERS
THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR
DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES
COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE
OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United
States, Canada or its provinces or territories.
On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the
Offer. This presentation is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the
SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION
STATEMENT ON FORM F-80, AS IT MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE
FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR
SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about
Suncor, at the SEC's website (www.sec.gov).
2
The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer
Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer
Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.
Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada.
Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer
Documents.
The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of
Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer
Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

Advisories (continued)
OFFER DOCUMENTS
This presentation does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by
Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015, as it may be amended from time to time, along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction.  The information provided in this presentation is a summary only, does not purport to be complete and is qualified in its
Certain
information
contained
in
this
presentation
has
been
taken
from
or
is
based
on
COS
documents
that
have
been
publicly
filed
on
SEDAR
under
COS'
profile
at
www.sedar.com.
Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS' publicly filed documents, including the financial and reserves information reproduced herein. COS has not reviewed this presentation and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all historical information regarding COS included in this presentation, including all of its financial and reserves information and the pro forma financial and reserves information reflecting the pro forma effects of a combination of Suncor and COS has been derived, by necessity, from COS' public reports and securities filings on SEDAR. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.
The information provided in this presentation is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents.
The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.
FORWARD-LOOKING STATEMENTS
This presentation contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information”
within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including statements about the Offer (including the proposed transaction summary (consideration, key metrics, pro forma ownership and key conditions and timing) and the expected COS shareholder potential benefits and expected pro forma benefits); our belief that our offer is full and fair valued; Suncor’s expected future growth projects; synergies, savings, and commitments to the Syncrude project; Suncor’s anticipated future production growth; reserve life for each entity; capital expenditures; the NYMEX CL Light Sweet Crude Oil Futures contract settlement prices as presented on slides herein; and expectations with respect to dividends, share repurchases and future oil exposure, which are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimates”, “plans”, “goal”, “strategy”, “expects”,
“continue”, “may”, “will”, “outlook”, and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, those relating to the tax treatment of shareholders, the expected timing of the consummation of the Offer, and certain strategic and financial benefits and operational and cost efficiencies expected to result from the consummation of the Offer) are forward-looking statements.  Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices;
assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions. (…Continued)

Advisories (continued)
($
millions)
Total
September 30
2015
June 30
2015
Mar 31
2015
Dec 31
2014
Cash flow provided by operating activities
7 456
2 771
1 794
876
2 015
Increase (decrease) in non-cash working capital
(452)
(889)
361
599
(523)
Cash flow from operations
7 004
1 882
2 155
1 475
1 492
All
figures
and
descriptions
provided
herein
related
to
the
proposed
transaction,
including
those
around
consideration,
key
metrics,
pro
forma
ownership,
reasons
for
the
Offer,
potential
benefits to Suncor and COS shareholder and expected pro forma benefits are based on and assume the following: (i) Suncor’s and COS' dividends, debt, liquidity, credit ratings, debt costs and assets (including reserves) will not in any way change from what was the case on October 29, 2015, in the case of Suncor, and from what Suncor ascertained from COS' public filings on SEDAR up to and including October 29, 2015, in the case of COS, and in the case of reserves, those reported by Suncor and COS in their most recent annual information forms as
at
December
31,
2014;
(ii)
484.6
million
common
shares
of
COS
issued
and
outstanding
immediately
prior
to
the
closing
of
the
Offer;
(iii)
that
all
of
the
Shares
are
tendered
to
the
Offer
pursuant to the terms thereof; and (iv) no other Suncor common shares or common shares of COS are issued before closing of the Offer.
Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.
Suncor’s management’s discussion and analysis (“MD&A”) for the period ended September 30, 2015 (the “Third Quarter MD&A”) and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from
Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at
www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.
Certain
financial
measures
in
this
presentation
–
namely
cash
flow
from
operations,
free
cash
flow
and
free
cash
flow
per
share
–
are
not
prescribed
by
Canadian
generally
accepted
accounting principles (“GAAP”). All non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with
GAAP. All non-GAAP measures are included because management uses the information to analyze business performance, leverage and liquidity and therefore may be considered useful information by investors.
Cash flow from operations for Suncor for each of the four quarters ended below is defined and reconciled to the GAAP measure of cash flow provided by operating activities for the corresponding period below. Free cash flows and free cash flows per share for Suncor and COS for 2012, 2013, 2014 and the nine months ended September 30, 2015 are defined and reconciled on slide 13.
The financial and operating performance of Suncor and its reportable operating segments and the timing and terms upon which the Offer may be consummated, if at all, may be affected by a number of factors. Many of these risk factors and other assumptions related to Suncor’s forward-looking statements and information are discussed in further detail throughout the Offer Documents, the Third Quarter MD&A, and in Suncor’s 2014 annual MD&A, 2014 Annual Information Form and Form 40-F on file with
Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov, and readers should refer to such risk factors and other statements in evaluating the forward-looking statements contained in this presentation.

Advisories (continued)
RESERVES
Unless noted otherwise, reserves information presented herein is presented as working interests (operated and non-operated) share before deduction of royalties and without including any royalty interests, is at December 31, 2014, and is rounded to the nearest hundred million barrels of oil or barrels of oil equivalent (boe). For more information on Suncor’s reserves, including definitions of proved and probable reserves, Suncor’s interest, location of the reserves and the product types reasonably expected therefrom, please see Suncor’s most recent Annual
Information Form available at www.sedar.com and www.sec.gov. For more information on COS' reserves, see COS' most recent Annual Information Form available at www.sedar.com.
Certain oil and gas reserves presented in this presentation have been prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities ("NI 51-101"),
which has been adopted by securities regulatory authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K.  The SEC definitions of proved and probable reserves are different than the definitions contained in NI
51-101. Therefore, proved and probable reserves disclosed herein in compliance with NI 51-101 are not comparable to those disclosed by U.S. companies in reports filed with the SEC.
Moreover, as permitted by NI 51-101, the Offeror has determined and disclosed its reserves and the related net present value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of future net revenue estimates based on different price and cost criteria, including standardized future prices or management's own forecasts. Consequently, the oil and gas reserves estimates presented herein are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S.
companies in their filings with the SEC.
BOE

Barrels of oil equivalent (boe) - Certain natural gas volumes have been converted to barrels of oil on the basis of six thousand cubic feet to one boe. This industry convention is not indicative of relative market values, and thus may be misleading.

Consideration
•
Suncor is offering to acquire Canadian Oil Sands Limited (TSX: COS) in an all share transaction valued at approximately $6.9 billion
1
•
Exchange ratio of 0.25 of a Suncor share per COS share
•
Implied
acquisition
price
2
of
$9.73/COS
share
represents
a
substantial:
•
57% premium to COS' unaffected share price of $6.19 on October 2, 2015
•
49%
premium
to
COS'
unaffected
30-day
volume-weighted
average
share
price of $6.54 as at October 2, 2015
Key metrics
•
•
Enterprise
Value
5
/2P
Reserves
6
of
$4.31/boe
•
Cost
per
flowing
barrel
7
of
$76,800
Pro Forma
ownership
•
At closing, COS shareholders are expected to own ~7.7% of Suncor
•
Suncor working interest in Syncrude would increase to 48.74%
Key conditions
and timing
•
Tender period of 60 days and structured as a ‘permitted bid’ under COS'
shareholder approved rights plan
•
No due diligence requirements prior to closing
•
Customary regulatory approvals
Proposed transaction summary
(1)
Includes
equity
consideration
of
approximately
$4.7
billion
as
of
October
30,
2015
and
net
debt
of
approximately
$2.2
billion
as
of
September
30,
2015.
(2)
Based on the closing price of Suncor shares on the TSX on October 30, 2015.
(3)
Equity
Value
is
defined
as
the
number
of
Suncor
common
shares
offered
to
COS
shareholders
pursuant
to
the
Offer
multiplied
by
the
closing
price
of
Suncor’s
common
shares on the TSX on October 30, 2015 (the “Equity Value”).
(4)
COS' trailing 12 month cash from operating activities ended September 30, 2015.
(5)
Enterprise value is defined as the Equity Value plus COS’ total debt minus its cash and cash equivalents, as at September 30, 2015 (the “Enterprise Value”).
(6)
2P Reserves are COS proved and probable (2P) reserves. Reserves are presented as working interest (operated and non-operated) share before deduction of royalties
and
without
including
any
royalty
interests,
and
as
of
December
31,
2014.
See
Reserves
in
the
Advisories.
(7)
The Enterprise Value divided by 90,285 bbls/d, COS' average daily volumes for the nine months ended September 30, 2015.
Equity Value
3
/Cash Flow
4
multiple
of
7.5

Premium
•
All share offer at a substantial share price premium
to
October 2, 2015 close
Dividend
•
Opportunity
for cash dividend increase for COS shareholders
•
Suncor has a solid record of growth and sustainability
Savings
•
Elimination of redundant administration costs
•
Improved governance
Quality
•
Strong investment grade balance sheet, greater financial liquidity
•
Large, diverse and integrated oil-focused portfolio of assets
Operating
Experience
•
Superior reliability of assets
•
Operating for five decades in the oil sands
Integration
•
Midstream
and downstream assets and expertise enable
superior price realization
Upside
•
Continued
leverage
to
oil
price
and
long-life,
low
decline
assets
•
Canada’s leading integrated energy company
Why this Offer makes sense

WTI
right scale
COS
left scale
NYMEX CL Light Sweet Crude Oil futures
contract settlement prices
as at April 9, 2015
as at October 30, 2015
Suncor-COS discussion history
(1)
Price determined by the ratio of 0.32 Suncor/COS shares,
based upon the March 31, 2015 Suncor closing price.
(2)
Price determined by the ratio of 0.25 Suncor/COS shares,
based upon the October 30, 2015 Suncor closing price.
Dec
2015
2016
2017
First Suncor -
COS
Discussion
March 6
Second COS
rejection letter
April 16
First Suncor
expression of
interest letter
March 9
First COS
rejection letter
March 13
2018
2019
Futures are
down ~15%
since April 9
$0
$20
$40
$60
$80
$100
$0
$3
$6
$9
$12
$15
Jan
2015
Mar
2015
May
2015
Jul
2015
Sep
2015
Second meeting and
implied offer value
1
of
$11.84/share
April 9
Implied offer value
2
of $9.73/share –
a 57% premium to COS’ close on October 2, 2015 compared to a 24%
increase
in
the
four
year
futures
strip
(Dec.
2015
–
2019
average)

(1)
Based on Suncor’s closing price of $38.91 per share on the TSX on October 30, 2015 and COS' pre-offer closing price of $6.19 per share on the TSX as at October 2, 2015.
(2)
Based on Suncor’s and COS' current quarterly dividends.
(3)
Estimate is before tax and based on COS' 2014 general administration expenses.
(4)
5% is inclusive of 2015 to 2019, and assumes Suncor maintains current production levels and Hebron and Fort Hills ramp up on schedule (as disclosed by Suncor). See Forward-Looking
Statements
in the Advisories.
(5)
Based on production for the nine months ended September 30, 2015 and shares outstanding as at September 30, 2015.
(6)
The Enterprise Value (as described on slide 6) divided by 90,285 bbls/d, COS' average daily volumes for the nine months ended September 30, 2015.
(7)
Reserves are presented as working interest (operated and non-operated) share before deduction of royalties and without including any royalty interests, and as of December 31, 2014. See Reserves
in the Advisories.
(8)
Net debt is defined as total debt less cash and cash equivalents. Capitalization is defined as total debt plus the book value of shareholders’ equity. Pro forma as at September 30, 2015.
9
Significant benefits
COS shareholder potential benefits
Expected Pro Forma benefits
57%
upfront
premium
1
45%
2
Tax-
Deferred
$25M
administration cost
3
99%
and
retained
50 years
oil sands experience
~5%
4
Investment
Grade
6.7%
Production increase
per Suncor share, pro forma
5
$76,800
Competitive
cost
per flowing barrel
6
Increased
Integration
and
marketing
synergies
Low
Cost of integration
Continued
Strong operational performance
9.1 billion
Long-life,
low decline 2P reserves
7
19%
Low leverage maintained
net debt/capitalization
8
10X
Increased liquidity
value of SU to COS shares
traded in the three
months prior to the offer
intended to enable tax-deferred rollover

Participate in Canada’s leading integrated energy company
Suncor -
A growing business with complementary upstream & downstream operations
$61B
Enterprise value
1
September 30, 2015
576 000
99% oil production
boe/d for the nine months ended Sep. 30, 2015
Refining capacity
bbls/d as at September 30, 2015
462 000
Liquidity
Cash & cash equivalents ($5.4 billion) plus unutilized credit facilities as at September 30, 2015
$12.3B
Cash flow from operations
4
Trailing 12 months as at September 30, 2015
$7.0B
Capital expenditures
2015 Guidance midpoint excluding capitalized interest
$6.1B
East
Coast
North
Sea
Stavanger
London
Aberdeen
Buzzard
Golden Eagle
Denver
Sarnia
Montreal
St. John’s
Hibernia
Terra Nova*
Hebron
White Rose
Fort
McMurray
Base Plant
& Mine*
Firebag*
Syncrude
pro forma
MacKay
River*
Fort Hills*
Oil Sands
Head office
Calgary
Regional office
Upstream facility
*operated
Downstream facility
Mississauga
Circles are scaled to relative net capacities in boe/d
Edmonton
(1)
Market capitalization plus total debt minus cash and cash equivalents.
(2)
As at December 31, 2014 and assumes that 7.5 billion boe of proved and probable reserves are produced at a rate of 534,900 boe/d, Suncor’s average daily production rate in 2014. Reserves are presented as working interest (operated and non-operated) share before deduction of royalties and without including any royalty interests, and as of
December 31, 2014. See Reserves
in the Advisories.
(3)
5% is inclusive of 2015 to 2019, and assumes Suncor maintains current production levels and Hebron and Fort Hills ramp up on schedule (as disclosed by Suncor).
See Forward-Looking Statements in the Advisories.
(4)
CFOPs is a non-GAAP measure. See Non-GAAP Measures in the Advisories for a reconciliation of cash flow from operations to cash flow provided by operating activities, a GAAP measure.
Expected average annual five
year production growth
3
~5%
38
years
2P reserve life index
2

Suncor’s business model is robust even with lower oil prices
Cash flow is well in excess of dividends and sustaining capital
Sustainment
level
$2.9B
Dividends
$1.2B
Sustaining
capital
$1.7B
Available to
enhance
returns
$2.6B
Growth
capital
$3.0B
2
Nine months ended
September 30, 2015
($Billions)
Cash Flow
$5.5B
… cash flow  that is substantially
higher than dividends and
sustaining capital requirements …
Credit
unutilized
lines
$6.9B
Cash
& cash
equivalents
$5.4B
As at
September 30, 2015
($Billions)
… resulting in continued healthy
cash balances and total liquidity
Upgrader utilization
Nine months ended September 30, 2015
(excludes Syncrude)
Refinery utilization
Nine months ended September 30, 2015
In Situ utilization
1
Nine months ended September 30, 2015
Strong operational discipline
has driven …
94%
94%
97%
(1)
Based on 180,000 barrels per day of capacity for Firebag plus 38,000 barrels per day of capacity for MacKay River.
(2)
Includes $318 million of capitalized interest.

29¢
quarterly dividend
>20%
year dividend CAGR
1
13 years
$5.3B
-2014
>10%
$250
million
3
Suncor
-
A
strong
track
record
of
returning
cash
to
shareholders
12
(1)
Compound annual growth rate (CAGR).
(2)
Based on the weighted average number of shares outstanding in each year for 2011 to 2014 and as at September 30, 2015 in the case of 2015, and assumes a quarterly dividend going forward of $0.29 per share (subject to approval by Suncor’s Board of Directors).
(3)
Targeted following completion of the Offer, subject to market conditions and assumes bid is completed in sufficient time to continue purchases. The figure includes $40 million worth of shares repurchased in the three months ended September 30, 2015.
Repurchases per share
2
Dividends
per share
2
2011
2012
2013
2014
2015e
Q1 2016e
0.32
0.94
1.12
1.14
0.43
0.50
0.73
1.02
1.14
e = estimated
0.17

(1)
Free cash flow, free cash flow per share and cash flow from operations are non-GAAP measures. See Non-GAAP Measures in the Advisories.
(2)
Figures are divided by the weighted average number of shares outstanding in each period for each respective company.
Suncor has generated superior free cash flow
Suncor free cash
flow
1
per share
2
COS free cash flow
1
per share
2
2012
2013
2014
2015
Nine months
ended Sep. 30
1.80
1.76
1.43
1.02
0.01
0.36
-0.17
0.61
Free cash flow
1
reconciliation
Nine months
ended Sept. 30
Suncor ($ millions)
2012
2013
2014
2015
Cash flow provided by operating activities
8 859
10 100
8 936
5 441
Increase (decrease) in non-cash working capital
874
(688)
122
71
Cash flow from operations
1
9 733
9 412
9 058
5 512
Capital and exploration expenditures
(6 957)
(6 777)
(6 961)
(4 637)
Free cash flow
1
2 776
2 635
2 097
875
Weighted average number of shares outstanding
(millions)
1 545
1 501
1 462
1 445
Free cash flow
1
per share
2
(dollars)
1.80
1.76
1.43
0.61
Canadian Oil Sands ($ millions)
Cash flow provided by (used in) operating activities
1 864
1 583
745
315
Increase (decrease) in non-cash working capital
(283)
(236)
361
(87)
Cash flow from operations
1
1 581
1 347
1 106
228
Capital and exploration expenditures
(1 086)
(1 342)
(930)
(312)
Free cash flow
1
495
5
176
(84)
Weighted average number of shares outstanding
(millions)
485
485
485
485
Free cash flow
1
per share
2
(dollars)
1.02
0.01
0.36
(0.17)
1

Dividend growth comparison

(1)
Global peers in alphabetical order, not necessarily as they appear in the chart: Anadarko Petroleum Corporation, Apache Corporation, COS, Cenovus
Energy Inc., Chesapeake Energy Corporation, Chevron Corporation, Canadian Natural Resources Limited, ConocoPhillips Co., Devon Energy
Corporation, Encana Corporation, Enersis S.A., EOG Resources Inc., Exxon Mobil Corporation, Hess Corporation, Husky Energy Inc., Imperial Oil
Limited, Marathon Oil Corporation, Murphy Oil Corporation, Occidental Petroleum Corporation, Royal Dutch Shell P.L.C. and Total S.A.
(2)
Includes distributions on COS predecessor’s trust units prior to December 31, 2010.
Five Year Dividend/Distribution Growth
September 2010 to September 2015
190%
Global peers
-100%
0%
100%
200%
-90%
2
1
1

Five Year Total Shareholder Returns
including reinvested dividends

Suncor
17%
COS
36%
Net Debt to Capitalization
as at September 30, 2015
Delivering for equity holders while maintaining a strong balance sheet
Suncor
Pro Forma
19%
(1) Source: Bloomberg, from October 3, 2010 to October 2, 2015 inclusive.
(2) Net debt is defined as total debt less cash and cash equivalents. Capitalization is defined as total debt plus the book value of shareholders’ equity.
Suncor
+15%
COS
-69%
TSX Capped
Energy Index
-32%
Marginal
credit
profile
Strong
credit
profile
1
2

$103
$108
$114
$106
$92
$100
$99
$63
16
(1)
Current and pro forma percentages are based on boe production for the nine months ended September 30, 2015.
(2)
North America Onshore and Libya.
(3)
Suncor’s gross revenues net of royalties less purchases of crude oil and products and less transportation, divided by upstream production.
All figures rounded to the nearest dollar.
Exposure to oil price upside
Suncor production
Current
Pro Forma
1
99%
Oil
SCO
60%
Offshore
20%
Bitumen
19%
99%
Oil
SCO
66%
Offshore
17%
Bitumen
16%
Other
1%
Exposure to global oil price
Suncor integrated
realizations
per boe
COS light sweet
SCO per barrel
Brent
C$ per barrel
2015
Nine months
ended September 30
2012
2013
2014
$112
$112
$109
$72
1
2
3
1%
Other
2

(1)
Reserves are presented as working interest (operated and non-operated) share before deduction of royalties and without including any royalty interests,
and
as
of
December
31,
2014.
See
Reserves
in
the Advisories.
(2)
As at December 31, 2014 and assumes that approximately 7.5 billion boe of proved and probable reserves (2P) are produced at a rate of 534,900 boe/d,
Suncor’s average daily production rate in 2014.
(3)
As
at
December
31,
2014
and
assumes
that
approximately
1.6
billion
boe
of
proved
and
probable
reserves
(2P)
are
produced
at
a
rate
of
94,557 boe/d,
COS' average daily production rate in 2014.
(4)
Excludes Libya and North American Onshore production.
(5)
Compound annual growth rate (CAGR).
Larger, world class reserve base and expected production growth
Both companies have long-life,
low decline reserves
Billions
of
Boe
1
Suncor offers attractive production
growth with the benefits of diversification
Thousands of barrels per day
4.7
1P
Suncor
0.7
1P
COS
7.5 2P
1.6 2P
38
years
RLI
1,2
46
years
RLI
1,3
Suncor
4
Offshore
454
505
524
570
106
98
95
90
2012
2013
2014
2015
Nine months
ended September 30
Synthetic
crude oil
Bitumen
sales
COS
Synthetic
crude oil

Suncor brings strong operating experience

Upgrader utilization
SCO barrels produced divided by
350,000
barrels
per
day
1
2015
Nine months
ended September 30
Suncor
Syncrude
(1)
Nameplate capacity of both the Syncrude and Suncor upgrading complexes is 350,000 barrels per day.
(2)
Based on mined bitumen and synthetic crude oil production for the six months ended June 30, 2015. Source: Alberta Energy Regulator.
(3)
Based on thermally produced bitumen volumes for the six months ended June 30, 2015. Source: Alberta Energy Regulator.
(4)
Based on refining & marketing net earnings per barrel of capacity versus Suncor’s peers. See note 1 on slide 19.
50 Years
Operating experience
in
the oil sands
Largest
Miner
and
upgrader
2
Largest
In
situ
producer
3
Most
profitable
North
American
refiner
4
Continuous
Improvement
Operational
excellence
management system
Innovation
Advancing new
technologies
2012
2013
2014
0%
20%
40%
60%
80%
100%

Benefits of integration from Suncor’s downstream

80%
90%
100%
2011
2012
2013
2014
Refinery utilization vs. US average
Percent of refining capacity
Suncor
US
average
2
2015
Nine months
ended September 30
R&M Net Earnings
1
US$/bbl of capacity
Suncor
2015
Nine months
ended September 30
High
Average
Low
Peers
1
0
5
10
15
2011
2012
2013
2014
•
Suncor’s downstream is an industry leader in profitability and reliability
•
The integrated business model has enabled Suncor to capture margins across the value chain and maximize the value of Oil Sands production
•
Integration mitigates crude oil price differential volatility and provides downside protection in a low commodity price environment
(1)
Net earnings per barrel of capacity. Peers consist of Alon USA Energy, Inc., CVR Refining, LP, the U.S. downstream divisions of Chevron Corporation and Exxon Mobil Corporation, HollyFrontier
Corporation, the downstream divisions of Imperial Oil Limited and Husky Energy Inc., Marathon Petroleum Corporation, PBF Energy Inc., Phillips 66 Company, Tesoro Corporation, United
Refining Company, Valero Energy Corporation and Western Refining, Inc. United Refining Company had not reported third quarter 2015 net earnings as of November 6, 2015 and was thus excluded from the figure for the nine months ended September 30, 2015. Suncor, CVR Refining, LP and Husky Energy Inc. report net earnings on a first-in-first-out inventory valuation basis, while other peers report on a last-in-first-out basis and therefore Suncor’s net earnings in a given period may not be comparable to those peers.
(2)
Source: US Energy Information Administration.

Suncor is the largest operator in the oil sands
Syncrude
Fort
Hills
Voyageur
South
Millennium &
Steepbank
Mines
Lewis
Firebag
Mackay
River
Suncor & other JV
properties
Syncrude properties
Experience
Brings strong operating experience to governance of Syncrude Board and Management Committee
Commitment
Would commit additional experienced personnel to work with operator on reliability and long-term strategic decision making
Synergies
Explore regional synergies with respect to operations, capital investment and technology

Suncor is offering compelling value to COS shareholders
•
Substantial premium
to pre-Offer Equity Value (+57%)
1
•
Significant opportunity for cash dividend increase (+45%)
2
with a track
record of delivering increasing returns to shareholders
•
Participation in Suncor’s anticipated growth
and shareholder value
creation
•
Continued exposure to oil price recovery
•
Intended to enable tax-deferred rollover on closing
•
Expected elimination of $25 million administration
costs annually
•
Simplified and enhanced Syncrude governance
•
With a 48.74% working interest in Syncrude, Suncor would commit additional experienced personnel to work closely with the operator to improve reliability and long-term strategic decision making
•
Increased liquidity, stronger balance sheet and improved credit profile
•
Capture regional synergies
associated with Suncor’s midstream and
downstream asset base and profitable integrated model
(1)
Based on the closing price of the Suncor shares on the TSX on October 30, 2015.
(2)
Based on Suncor’s and COS' current quarterly dividends.

Current tender process, timing and instructions (subject to change)
•
Offer open for 60 days, expiring December 4, 2015
•
Registered COS shareholders wanting to benefit from the Offer must complete and deliver
Letter of Transmittal and share certificates to Depositary
•
Beneficial (i.e. non-registered) COS shareholders must contact their broker, financial institution or other entity that holds their Shares to tender to the Offer
Questions can be direct to:
Toll Free in
North America
Outside
North America
Suncor Investor Relations
Offer@suncor.com
1-800-558-9071
403-296-9068
Information Agent:
D.F. King Canada
Inquiries@dfking.com
1-866-521-4427
201-806-7301
Dealer Managers:
J.P. Morgan Securities Canada Inc.
CIBC World Markets Inc.
1-888-270-2178
1-844-670-8949
403-532-2134
416-956-3001
Depository:
Computer Share Investor Services
CorporateActions
@computershare.com
1-800-564-6253
514-982-7555

23 Appendix

Frequently asked questions
Is Suncor
comfortable increasing
its exposure to oil sands,
particularly to an asset that has
experienced weak operational
performance?
•
Oil sands
is at the very core of Suncor.  We bring five decades of oil sands experience to the table.
•
We have
steadily
improved
the
reliability
and
profitability
of
our
own
mining
and
upgrading
operations
which
are similar and adjacent to those of Syncrude.
•
We
expect to improve the governance of Syncrude and continue to support the operator in achieving lower costs and increased reliability, following a successful offer.
On what information is Suncor’s
offer for Canadian Oil Sands
based?
•
As an existing owner of 12% of Syncrude, Suncor has access to the same information as COS and every other Syncrude owner.
•
COS
chairs
the
Syncrude
committees
where
this
information
is
tabled
(see
page
9
of
COS’
2014
Annual
Information Form). All material information we are aware of has been made public.
How does Suncor’s offer for COS
compare to what it recently paid
for an additional 10% working
interest in Fort Hills?
•
Suncor
is
offering
significantly
more
for
COS’
ownership
stake
in
Syncrude
–
$76,800
1
per
flowing
barrel
at
Syncrude versus $56,000
2
per flowing barrel at Fort Hills.
•
We value assets on their free cash flow profiles, however, and not on a cost per flowing barrel basis.
•
Fort
Hills
is
a
brand
new
asset,
operated
by
Suncor,
that
is
expected
to
produce
a
high
quality
pipeline-ready
bitumen
at
operating
and
sustaining
capital
costs
that
are
expected
to
be
much
lower
than
Syncrude’s.
Has Suncor factored the value of
Lease 29 into its bid?
•
We
believe
our
bid
includes
full
and
fair
value
for
all
of
COS’
assets
and
liabilities.
•
Lease 29 is an asset that belongs to Syncrude. It’s important to note that any decision to sell a Syncrude lease requires support from other Syncrude owners who would have to align on appropriate value, regardless of Suncor’s ownership stake.
Will Suncor increase its offer?
•
On October 5, 2015, Suncor made a full and fair offer which includes:
•
A 57% premium to COS’ pre-offer closing price
3
•
A 45% cash dividend uplift
4
•
An all share deal that is intended to enable a tax-deferred rollover
•
Ownership of Suncor shares that will provide continued exposure to oil prices.
(1)
Assumes $6.9 billion total consideration for COS divided by 90,285 bbls/d, COS' average daily volumes for the nine months ended September 30, 2015.
(2)
Based
on
$1.0
billion
total
consideration
for
10%
of
Fort
Hills
divided
by
18,000
barrels
per
day
(Suncor
press
release
dated
September
21,
2015).
(3)
Based on the closing price of the Suncor shares on the TSX on October 30, 2015.
(4)
Based on Suncor’s and COS' current quarterly dividends.

Syncrude Overview
Operations
•
Located
near
Fort
McMurray,
AB,
adjacent
to
Suncor
Base
Operations
•
Operates oil sands mines and an upgrading complex
Products
•
Produces
a
single
high
quality,
light,
sweet,
synthetic
crude
oil
(SCO)
blend
referred to as “Syncrude Sweet Premium” (SSP)
Structure
&
Control
•
Syncrude Canada Limited (SCL) is the operator
Change in operatorship requires unanimous support of the owners
•
Imperial
Oil Limited (IOL) provides a wide range of management and other services to SCL under a Management Services Agreement (MSA)
Termination of the MSA requires 24 months notice by either IOL or by a vote of three non-affiliated partners with at least 51% interest in SCL
Capacity
•
Nameplate
capacity of 350,000 barrels per day
Reserves
•
4.4 billion barrels of 2P reserves
•
2P reserve life of 46 years
Syncrude
Joint
Venture
ownership
Suncor
Energy Ventures
Partnership
Canadian
Oil Sands
Partnership #1
Imperial
Oil Resources
Sinopec
Oil Sands
Partnership
Nexen
Oil Sands
Partnership
Murphy
Oil Company
Ltd.
Mocal
Energy Limited
12.0%
36.74%
25.0%
9.03%
7.23%
5.0%
5.0%
(1)
Clauses
909
and
910
(pages
62-64A)
of
the
Syncrude
Project
Ownership
and
Management
Agreement
dated
February
4,
1975
as
filed
on
SEDAR
by
COS
on
March
28,
2008.
(2)
‘Management Service Agreement’ (pages 14-15) of COS’ 2014 Annual Information Form.
(3)
Represents
the
reserves
of
Syncrude,
and
is
based
on
COS'
reported
reserves
and
interest
in
Syncrude.
See
Reserves
in
the
Advisories.
(4)
Assumes that the approximately 4.4 billion barrels of proved and probable reserves are produced at a rate of 257,368 boe/d, Syncrude’s average daily production
rate in 2014, based on numbers reported by COS.
4
3
1
1,2

26 Notes

27 Notes

Visit us at the Investor Centre on Suncor.com
1-800-558-9071
offer@suncor.com
For
additional
information
regarding
the
Offer,
please
visit:
www.suncorofferforcanadianoilsands.com
Investor Relations Contacts
Steve Douglas
Leigh MacComb
Samantha
Enns
Vice President
IR
Analyst
IR
Associate
IR
28